Via Facsimile and U.S. Mail
Mail Stop 6010
								December 23, 2005


Mr. Craig P. Keller
Chief Financial Officer
Philadelphia Consolidated Holding Corporation
One Bala Plaza, Suite 100
Bala Cynwyd, Pennsylvania 19004

Re:	Philadelphia Consolidated Holding Corporation
Form 10-K for Fiscal Year Ended December 31, 2004
File No. 000-22280

Dear Mr. Keller:

      We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

2004 Form 10-K, filed March 15, 2005

Item 1. Business

Loss and Loss Adjustment Expenses, page 10

1. We believe your disclosure in Management`s Discussion and Analysis regarding the reserve for unpaid claims and claim expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management`s Discussion and Analysis. Please provide us the following information for each of your lines of business, in disclosure-type format, to help us evaluate the adequacy of your disclosure.

a. The reserves accrued as of the latest balance sheet date
presented.  The      total of theses amounts should agree to the
amount presented on the balance sheet.
b. Because IBNR reserve estimates are more imprecise, please provide the amount of IBNR separately from case reserves for each line of business.
c. Describe those assumptions that you believe are the most significant in determining your loss reserves. For example significant assumptions could be those assumptions that involve the greatest amount of judgment or those assumptions that have the greatest financial impact on the loss reserve balance.
d. Describe the methodologies used to determine your loss reserves.
For example this might include a discussion of the various actuarial methods used that may vary depending on the nature of the business underwritten.
e. It is our understanding of the property and casualty insurance industry that companies will establish reserves either by the calculation of ranges around the reserves or by the calculation of point estimates.
i. If management calculates a range in determining the loss reserve recorded in the financial statements, describe the range of loss reserve estimates, the factors that determined the boundaries of this range and your basis for selecting the recorded amount rather than any other amount within the range as the best estimate of incurred losses. In addition include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of these variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.
ii. If management calculates point estimates in determining the loss reserve recorded in the financial statements, disclose the following:

* The various methods considered and the method that was selected to calculate the reserves. If multiple point estimates were generated, describe the different values for these point estimates. Include a discussion of why the method selected was more appropriate over the other methods and why one point estimate was selected instead of other point estimates.
* Clarify whether the loss reserves recorded in the financial statements are solely based on the point estimate calculated or, if not, how that estimate is used. Quantify and describe the difference between what is recorded in the financial statements and the point estimate.
* Include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations (2004 vs. 2003), page 31
2. We note that some of your reinsurance contracts have provisions whereby you are entitled to a return profit commission based on the ultimate experience of the underlying business ceded and that this profit commission reduces ceded written and earned premiums and increases net written and earned premiums. Please provide to us your basis for recording this profit commissions within total revenue as it would appear that these profit commissions are more appropriately classified as a reduction of your acquisition costs and other underwriting expenses. Please specifically cite the appropriate accounting literature relied upon by management to support current classification within the Consolidated Statements of Operations and
Comprehensive Income.

Item 8. Financial Statements and supplementary Data

Notes to Consolidated financial Statements

7. Liability for Unpaid Loss and Loss Adjustment Expenses, page 58
3. We note that you write residual value policies, which provide coverage guaranteeing the value of a lease automobile at the lease termination. Please tell us how you currently account for these contracts and the specific accounting literature used. Please note that paragraph 8 of EITF 01-12, The Impact of the Requirements of FASB statement No. 133 on Residual Value Guarantees in Connection with a Lease, a third-party residual value guarantor should consider the guidance in Statement 133 for all residual value guarantees that it provides in order to determine whether they are derivatives and whether they qualify for any of the scope exception in that Statement. Please provide us your analysis as to whether these contracts are considered derivatives and whether they qualify for any of the scope exceptions. Within your analysis, please provide us a detailed description of the typical provisions of this product, specifically how these contracts are settled.

18. Subsequent Event, page 71
4. Please tell us how you have accounted for the Reinsurance Commutation and Release Agreement, which you entered into during February of 2005. Specifically address why there was not gain or loss realized as a result of this commutation.
   	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please contact Kevin Woody, Branch Chief, at (202) 551-3629. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant
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Mr. Craig P. Keller
Philadelphia Consolidated Holding Corporation
December 23, 2005
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